FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 333-228135

NIPPON STEEL CORPORATION

(Translation of registrant’s name into English)

6-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8071

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Press release, dated November 18, 2019, announcing the Supreme Court of India approves the resolution plan for Essar Steel submitted by ArcelorMittal, Nippon Steel’s joint acquisition partner.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON STEEL CORPORATION

Date: November 18, 2019	By:	/s/ Kazumasa Shinkai
Kazumasa Shinkai
Executive Officer, Head of General Administration Division

November 18, 2019

Company name	: Nippon Steel Corporation

Representative	: Eiji Hashimoto, Representative Director and President

Stock listing	: First Section of the TSE, First Section of the NSE, FSE, and SSE

Code number	: 5401

Contact	: Public Relations Center, General Administration Div.

Telephone	: +81-3-6867- 2135, 2146, 2977, 3419

(Information Update)

The Supreme Court of India approves the resolution plan for Essar Steel submitted by

ArcelorMittal, Nippon Steel’s joint acquisition partner

Nippon Steel Corporation announced the subject of the title.

Please refer to the next page for details.

News Release

November 18, 2019

NIPPON STEEL CORPORATION

(Information Update)

The Supreme Court of India approves the resolution plan for Essar Steel submitted by

ArcelorMittal, Nippon Steel’s joint acquisition partner

NIPPON STEEL CORPORATION (“Nippon Steel”) has been engaged, in partnership with ArcelorMittal (“AM”), in acquisition procedures aimed at jointly acquiring and managing Essar Steel India Limited (“ESIL”), which has been undergoing the corporate insolvency resolution process under the Indian Insolvency and Bankruptcy Code.

On November 15, the Supreme Court of India approved the resolution plan for the joint acquisition of ESIL by AM and Nippon Steel. Both companies will promptly proceed with the acquisition of ESIL, based on the approved resolution plan.

AM and Nippon Steel have agreed that the share capital ratio will be 60% for AM and 40% for Nippon Steel and that both companies will have equal representation and voting rights on its board of directors. The joint venture will be jointly controlled and be accounted for based on the equity method by both companies.

For inquiries

Public Relations Center Tel.: +81-3-6867-2135, 2146, 2977, 3419